Exhibit 99.2

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:Ecobank Nigeria Limited (the “Facility Agent”)

6 September 2022

Dear Sirs

Waiver letter relating to the Facility Agreement (as defined below)

1.	Introduction

1.1

We refer to the US$1,000,000,000 equivalent credit facilities agreement originally dated 3 September 2019 between, amongst others, the Facility Agent and IHS Netherlands Holdco B.V. (“Holdco”), as amended and restated pursuant to an amendment and restatement agreement dated 29 September 2021 and as further amended and restated and amended from time to time (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).

1.3	The purpose of this Letter is to seek certain consents in respect of the terms of the Facility Agreement, as further set out below.

1.4

The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter

1.5	In this Letter:

“Effective Date” means the date upon which the Facility Agent has countersigned this Letter.

2.	Background

2.1

Holdco intends to make a voluntary prepayment in respect of the total outstanding amount of the Facility A Loan.  Holdco intends to make the voluntary prepayment from the proceeds of a new USD term facility agreement to be entered into by IHS Holding.

2.2

The proposed voluntary prepayment will result in Facility A being repaid in full, which will in turn (a) reduce the level of Financial Indebtedness within the Group and (b) reduce the Group’s current exposure to USD / NGN currency fluctuations, as a result of no longer having to access USD in order to meet its Facility A payment obligations under the Facility Agreement.

3.	Request for consent

3.1

Pursuant to paragraph (a) of clause 7.3 (Voluntary Prepayment of Loans) each voluntary prepayment made is required to be applied in respect of Facility A and Facility B on a pro rata basis (the “Pro Rata Payment Condition”).

3.2

In accordance with clause 37 (Amendments and Waivers) of the Facility Agreement and subject to the conditions set out in paragraph 4 below, Holdco hereby seeks the consent of all of the Lenders to waive the Pro Rata Payment Condition in respect of any prepayment made by it or any Borrower in respect of the Facility A Loan (the “Waiver Request”).

3.3	The provisions of the Facility Agreement and the other Finance Documents shall, save as waived by this Letter, continue in full force and effect.

4.	Conditions

4.1	The consent of the Lenders to the Waiver Request shall be subject to the following conditions:

4.1.1

no Event of Default shall be continuing on the date on which any voluntary prepayment of the Facility A Loan is made by Holdco or any Borrower pursuant to the consent of the Lenders under this Letter; and

4.1.2

any consent to the Waiver Request provided under this Letter shall only apply in respect of any voluntary prepayment of the Facility A Loan that is made by Holdco or the Borrower from (and including) the Effective Date until (and including) 31 December 2022.

5.	Consents and Waivers

5.1

The Facility Agent confirms that the consent of all of the Lenders has been obtained to the Waiver Request referred to in paragraph 3 above in relation to the Facility Agreement, subject to the conditions set out in paragraph 4 above.

5.2

With effect from (and including) the Effective Date, the Facility Agent (on behalf of each of the Lenders) agrees to waive any Default or Event of Default under or in respect of any Finance Document resulting from or in connection with the Waiver Request.

5.3	With effect from (and including) the Effective Date, all references in the Facility Agreement to "this Agreement" shall refer to the Facility Agreement as amended by this Letter.

6.	Miscellaneous

6.1	This Letter is a Finance Document.

6.2	From the Effective Date, the Facility Agreement and this Letter shall be read and construed as one document.

6.3	Except as otherwise provided in this Letter, the Financing Documents remain in full force and effect.

6.4

Except to the extent expressly amended or waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

6.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.
6.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

7.	Governing law

7.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

7.2

Clause 33 (Notices), Clause 38 (Confidentiality) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/ David Ordman

Name: David Ordman

Title: Director A

For and on behalf of

IHS Netherlands Holdco B.V.

/s/ Laurens Klein

Name: Laurens Klein

Title: Director B

For and on behalf of

IHS Netherlands Holdco B.V.

/s/ Micheal Oyeyiola

Name: Micheal Oyeyiola

Title: Head, Global Corporates

For and on behalf of

Ecobank Nigeria Limited
as Facility Agent